# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WRAP TECHNOLOGIES, INC., CIK 0001702924
CUSIP: 98212N107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3480 MAIN HWY, Suite 202, MIAMI, Florida (FL), 33133
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001437749-24-014677
Filed by CIK 0001558913
Persons authorized to receive notices and communications: Rick Werner, Esq., 30 Rockefeller Plaza,, 26th Floor, New York, New York (NY), 10112, 2126597300

## Reporting persons
- Scot Cohen (CIK 0001558913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 9,678,144; shared voting power 17,835,611; sole dispositive power 9,678,144; shared dispositive power 17,835,611; aggregate amount beneficially owned 17,835,611 (27.3% of the class)
  Comment: Each of row 7 and 9 include (i) 2,256,238 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Wrap Technologies, Inc. (the "Issuer") underlying certain vested stock options that Scot Cohen (the "Reporting Person") has the right to acquire within sixty days hereof, (ii) 1,448,720 shares of Common Stock underlying restricted stock units ("RSUs") held by the Reporting Person, (iii) 862,069 shares of Common Stock issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series A Preferred Stock"), and (iv) 5,111,117 shares of Common Stock held by the Reporting Person. Each of row 8, 10 and 11 include (i) 2,256,238 shares of Common Stock that the Reporting Person has the right to acquire within sixty days of the date hereof pursuant to vested stock options, (ii) 1,448,720 shares of Common Stock underlying RSUs held by the Reporting Person, (iii) 862,069 shares of Common Stock issuable to the Reporting Person upon the conversion of shares of Series A Preferred Stock, (iv) 1,206,897 shares of Common Stock issuable to V4 Global LLC upon the conversion of shares of Series A Preferred Stock, (v) 666,667 shares of Common Stock issuable to V4 Global LLC upon the conversion of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the Series B Preferred Stock"), (vi) 4,310,632 shares of Common Stock underlying certain warrants held by the Scot Cohen Roth IRA, and (vii) 1,973,271 shares of Common Stock held by V4 Global LLC. Row 13 represents the percentage calculated based on the aggregate of (i) 54,501,638 shares of Common Stock outstanding as of February 6, 2026 as reported in the Issuer's Form S-3 filed on February 9, 2026, (ii) 2,256,238 shares of Common Stock that the Reporting Person has the right to acquire within sixty days of the date hereof pursuant to vested stock options, (iii) an aggregate of 2,068,966 shares of Common Stock issuable to the Reporting Person and V4 Global LLC upon the conversion of shares of Series A Preferred Stock of the Issuer, (iv) 666,667 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series B Preferred Stock, (v) 4,310,632 shares of Common Stock underlying warrants held by Scot Cohen Roth IRA, and (vi) 1,448,720 shares of Common Stock underlying RSUs held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: WRAP TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 3480 MAIN HWY, Suite 202, MIAMI, Florida (FL), 33133
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed by the Reporting Person on May 3, 2024, as amended by Amendment No. 1 filed on April 9, 2025 ("Amendment No. 1" and as amended and supplemented by this Amendment No. 2, the "Schedule 13D"), relating to the shares of Common Stock, par value US$0.0001 per share ("Common Stock") of Wrap Technologies, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of this Schedule 13D is hereby amended and restated as follows: This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Scot Cohen (the "Reporting Person").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented as follows: The information reported in Item 6 of the Schedule 13D is incorporated herein by reference. Between May 2, 2025 and March 4, 2026, the Reporting Person received an aggregate of 15,477 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of the Issuer, which were obtained as dividends on shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series A Preferred Stock"). Between May 2, 2025 and March 4, 2026, V4 Global, LLC ("V4 Global") received an aggregate of 161,527 shares of Common Stock, which were obtained as dividends on shares of Series A Preferred Stock. On January 28, 2023, V4 Global assigned warrants to purchase up to 1,206,897 shares of Common Stock to the Scot Cohen Roth IRA. On January 28, 2023, the Reporting Person assigned warrants to purchase up to 862,069 shares of Common Stock of the Issuer to the Scot Cohen Roth IRA. On February 1, 2026 (the "February 2026 Grant Date"), pursuant to terms of the 2017 Equity Compensation Plan, the Compensation Committee of the Board granted to the Reporting Person stock options to purchase up to 2,000,000 shares of Common Stock, of which 25% vested on the February 2026 Grant Date and the remainder of which will vest in three substantially equal installments on each annual anniversary of the February 2026 Grant Date, provided that any unvested stock options are subject to accelerated vesting upon the achievement of certain market capitalization milestones, and provided further that the Reporting Person is employed by or providing services to the Issuer through the applicable vesting date. On February 4, 2026, V4 Global assigned warrants to purchase up to 2,241,666 shares of Common Stock to the Scot Cohen Roth IRA.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented as follows: Item 3 and Item 6 of this Schedule 13D, are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares as to which the Reporting Person has: (i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto. (ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto. (iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto. (iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto. The Reporting Person has sole voting and dispositive control with respect to the securities held by V4 Capital Partners, LLC ("V4 Capital") which is the investment manager of V4 Global. As a result, the Reporting Person may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by V4 Capital and V4 Global. The Reporting Person has sole voting and dispositive control with respect to the securities held by the Scot Cohen Roth IRA. As a result, the Reporting Person may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the Scot Cohen Roth IRA
Transactions in the class effected during the past sixty days: Other than as set forth in this Schedule 13D/A, there have been no transactions in the Common Stock of the Issuer that were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer covered by this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented as follows: The information reported in Item 3 of this Schedule 13D/A is incorporated herein by reference. On August 18, 2025, pursuant to a Securities Purchase Agreement, by and among the Issuer and certain accredited investors (including V4 Global) (the "August 2025 Securities Purchase Agreement"), V4 Global acquired (i) 1,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the Series B Preferred Stock") convertible into 666,667 shares of Common Stock and (ii) warrants to purchase up to 666,666 shares of Common Stock . In connection with the August 2025 Securities Purchase Agreement, the Issuer entered into a registration rights agreement (the "August 2025 Registration Rights Agreement"), dated as of August 18, 2025, with those accredited investors party to the August 2025 Securities Purchase Agreement (including V4 Global), pursuant to which the Issuer agreed to prepare and file a registration statement with the SEC registering the resale of the shares of Common Stock (i) issuable upon conversion of the shares of Series B Preferred Stock and (ii) issuable upon exercise of the warrants issued pursuant to the foregoing private placement no later than sixty days following the date of the August 2025 Registration Rights Agreement, and to use best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than ninety days following the date of the August 2025 Registration Rights Agreement (or 120 days following the date of the August 2025 Registration Rights Agreement in the event of a "full review" by the SEC). The foregoing descriptions of the August 2025 Securities Purchase Agreement and the August 2025 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the forms of the August 2025 Securities Purchase Agreement and the August 2025 Registration Rights Agreement, which are incorporated herein by reference to Exhibit 99.7 and Exhibit 99.8 to this Schedule 13D/A, respectively. On February 2, 2026, pursuant to a Securities Purchase Agreement by and among the Issuer and certain accredited investors (including V4 Global) (the "February 2026 Securities Purchase Agreement"), V4 Global acquired (i) 475,000 shares of Common Stock of the Issuer and (ii) warrants to purchase 475,000 shares of Common Stock of the issuer. In connection with the February 2026 Securities Purchase Agreement, the Issuer entered into a registration rights agreement (the "February 2026 Registration Rights Agreement"), dated as of February 2, 2026, with those accredited investors party to the February 2026 Securities Purchase Agreement (including V4 Global), pursuant to which the Issuer agreed to prepare and file a registration statement with the SEC registering the resale of (i) the shares of Common Stock of the Issuer and (ii) the shares of Common Stock issuable upon exercise of the warrants issued pursuant to the foregoing private placement no later than sixty days following the date of the February 2026 Registration Rights Agreement, and to use best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than ninety days following the date of the February 2026 Registration Rights Agreement (or 120 days following the date of the February 2026 Registration Rights Agreement in the event of a "full review" by the SEC). The foregoing descriptions of the February 2026 Securities Purchase Agreement and the February 2026 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the forms of the February 2026 Securities Purchase Agreement and the February 2026 Registration Rights Agreement, which are incorporated herein by reference to Exhibit 99.9 and Exhibit 99.10 to this Schedule 13D/A, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following exhibits are filed as exhibits hereto: 99.7 August 2025 Securities Purchase Agreement, dated August 18, 2025, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 18, 2025). 99.8 August 2025 Registration Rights Agreement, dated August 18, 2025, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 18, 2025). 99.9 February 2026 Securities Purchase Agreement, dated February 2, 2026, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 4, 2026). 99.10 February 2026 Registration Rights Agreement, dated February 2, 2026, by and among the Issuer and the investors signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 4, 2026).

## Signatures
- Scot Cohen: /s/ Scot Cohen, Scot Cohen (03/06/2026)